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                               October 28, 2021

       Jonathan Klamkin
       Chief Executive Officer
       Aeluma, Inc.
       27 Castilian Drive
       Goleta, California 93117

                                                        Re: Aeluma, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 15,
2021
                                                            File No. 333-259179

       Dear Mr. Klamkin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Cover Page, page i

   1. We note your revisions in response to prior comment 1. Please revise your disclosure to state that the selling
shareholders must offer and sell their shares for a fixed price for the duration of the
offering. This includes the cover page, the offering section, determination of offering price
section and plan of distribution. Clearly state in each section that the selling shareholders
must sell at a fixed price for the duration of the offering.
       Description of Securities
       Section 203 of the DGCL, page 61

   2. We note your response to comment 16. Please add disclosure describing Sections 2 and 3
 Jonathan Klamkin
Aeluma, Inc.
October 28, 2021
Page 2
       of Article XII of your charter.
Selling Shareholders, page 62

3. We note your response to comment 17. The beneficial ownership table on page 56 states that Steven DenBaars beneficially owns 276,755 shares of common stock. The selling stockholders table on page 62 states that he beneficially owns 376,755 shares of common stock. Please revise or clarify.
Lock-Up Agreements, page 71

4.     Please disclose your response to comment 18.
Exhibits , page II-6

5. We note your response to prior comment 25. Because it appears you are attempting to register the resale of shares of common stock, the legal opinion should not require the registration statement become effective or the sale of the securities in order for the securities to be validly issued, fully paid and non-assessable. Accordingly, please revise the legal opinion to (i) state that the shares of common stock are validly issued, fully paid and non-assessable and (ii) state that the shares of common stock underlying the warrants, once exercised, will be validly issued, fully paid and non-assessable. You may contact Ernest Greene at 202-551-3733 or John Cash at
202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                             Sincerely,
FirstName LastNameJonathan Klamkin
                                                             Division of
Corporation Finance
Comapany NameAeluma, Inc.
                                                             Office of
Manufacturing
October 28, 2021 Page 2
cc:       Louis Taubman
FirstName LastName